Exhibit 99.1

HAMILTON, BERMUDA, October 12, 2026 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today provides the following business update:

For the third quarter of 2026, the Company estimates time charter equivalent (“TCE”) earnings for its fleet at $141,300 per day, comprising $167,100 per day for the Company’s VLCCs operating in the spot market and $114,200 per day for the Company’s VLCCs on time charter. These estimated TCE earnings are based on 2,055 revenue days during the quarter, of which 1,054 days were spot days.

Thus far in the fourth quarter of 2026, approximately 50% of the available spot days have been booked at an average rate of $509,100 per day on a discharge-to-discharge basis. In total, approximately 78% of the available revenue days, including both spot and time-charter days, is estimated at an average rate of $225,200 per day.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our wholly owned management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:

Laila C. Halvorsen, CFO

Phone: +1 441 295 1422 and +47 984 39 935

E-mail: lch@dhtankers.com